HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司

Huadian Power International Corporation Limited *

[redacted] joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
POWER GENERATION FOR 2007 AND PROGRESS OF PROJECTS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. Power Generation and On-grid Electricity Sold

As at 31 December 2007, the power generated by Huadian Power International Corporation Limited* (the "Company") and its subsidiaries (together the "Group") for the year 2007 amounted to 70.27 million MWh as calculated on the basis of the consolidated financial statement of the Group (Note 1), representing an increase of 40.46% compared to the same period last year, and the on-grid electricity sold amounted to 65.40 million MWh, representing an increase of 40.02% compared to the same period last year.

The demand for power in the regions served by the Group has kept booming during the year 2007. The growth of power generation was mainly attributable to commencement of operations of the Group's newly constructed generating units.

The attached table shows the amount of the power generation and the on-grid electricity sold by the Group, jointly controlled company and associated entities as at 31 December 2007.

Name of plants/companies	Installed Capacity (MW)	Shareholding (Note 1)	Power Generation (million MWh)	On-grid electricity sold (million MWh)	Nature of enterprises
Zouxian Plant	4,540	100%	17.49	16.45	Power plant of the Company
Shiliquan Plant	1,300	100%	6.46	6.00	Power plant of the Company
Laicheng Plant	1,200	100%	6.23	5.86	Power plant of the Company
Huadian Qingdao Power Company Limited	1,235	55%	5.87	5.41	Subsidiary
Huadian Weifang Power Generation Company Limited	2,000	45%	7.57	7.09	Subsidiary
Huadian Zibo Power Company Limited	433	100%	2.61	2.29	Subsidiary
Huadian Zhangqiu Power Company Limited	890	87.5%	4.01	3.70	Subsidiary
Huadian Tengzhou Xinyuan Power Company Limited	930	89.255%	4.83	4.46	Subsidiary
Sichuan Guangan Power Generation Company Limited	2,400	80%	8.00	7.46	Subsidiary
Huadian Xinxiang Power Generation Company Limited	1,320	90%	2.49	2.34	Subsidiary
Huadian Ningxia Lingwu Power Generation Company Limited	1,200	65%	3.53	3.23	Subsidiary
Anhui Huadian Suzhou Power Generation Company Limited	1,200	97%	1.17	1.10	Subsidiary
Huadian Ningdong Wind Power Company Limited	45	100%	0.0009	0.0009	Subsidiary
The Group			70.27	65.40	
Ningxia Zhongning Power Generation Company Limited	660	50%	4.26	4.04	Jointly controlled company
Anhui Chizhou Jiuhua Power Generation Company Limited	600	40%	3.29	3.07	Associated entity
Ningxia Power Generation (Group) Company Limited	1,532.7	31.11%	6.53	6.10	Associate entity
Luzhou Chuannan Power Generation Company Limited	600	40%	-	-	Associate entity

Note 1: The Company's shareholdings in all power plants, subsidiaries, jointly controlled company and associated entities were calculated upto 31 December 2007.

2. Progress of Projects

The second super-critical generating unit with a capacity of 600 MW of Anhui Huadian Suzhou Power Generation Company Limited and the first sub-critical generating unit with a capacity of 600 MW of Luzhou Chuannan Power Generation Company Limited subordinated to the Group have completed 168 hours trial run at fully loaded capacity as required by the PRC on 10 November 2007 and 12 December 2007, respectively; all of the 30 wind power generation units each with a capacity of 1.5MW in Phase I of Huadian Ningdong Wind Power Company Limited achieved grid-connected generation on 29 December 2007, with an aggregate installed capacity of 1,245 MW.

In addition, the wind power generation units of the Group's Laizhou Wind Power Project with a capacity of 40.5MW were approved by the Shandong Provincial Development and Reform Commission on 26 November 2007. It has officially commenced construction and was expected to commence operation in the year 2008.

As at 31 December 2007, the total installed capacity controlled or invested by the Group amounted to 21,425.7 MW and the equity installed capacity of the Group amounted to 16,309.7 MW.

By order of the board of Directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the board of Directors

As at the date hereof, the board of Directors of the Company comprises:
Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Zhong Tonglin (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
9 January 2008

**For identification only*

END